NS Notice of AGM

NOTICE OF AGM

UNILEVER FINANCE NETHERLANDS B.V.

Released 15:00:40 18 March 2024

RNS Number : 2901H
Unilever NV
18 March 2024

18 March 2024

Publication of 2024 Notice of Annual General Meeting

Unilever PLC ("**Unilever**") announces that its 2024 Annual General Meeting ("**AGM**") will be held on Wednesday, 1 May 2024, 11.30am at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG.

In connection with the AGM, the following documents have been posted or made available to the shareholders today:

- 2024 Chair's letter and Notice of AGM ("**AGM Notice**")
- Proxy forms for the 2024 AGM

The 2024 AGM Notice has also been published on the Company's website at: **www.unilever.com/agm**

In compliance with Listing Rule 9.6.1, a copy of the 2024 AGM Notice, a copy of the proposed new articles of association of Unilever, and a copy of the existing articles of association of Unilever marked to show the changes being proposed in Resolution 22 of the 2024 AGM Notice will in due course be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

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